Exhibit 99.1

Alexco Announces Second Quarter 2020 Results, Provides Interim Operations Update

(All amounts in CDN$ unless otherwise indicated)

VANCOUVER, BC, Aug. 12, 2020 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") today reports financial results for the three and six month periods ended June 30, 2020 ("Q2 2020" and "YTD 2020") and provides interim comments on capital development progress at Keno Hill in anticipation of silver production in Q4 2020. For Q2 2020 Alexco reported a net loss of $12.2 million ("M"), or $0.10 per share related primarily to non-cash items and other adjustments. At June 30, 2020, the Company had $17.8 M in cash and cash equivalents, and net working capital of $24.4 M. Subsequent to quarter end the Company completed an equity financing with aggregate gross proceeds of $30 M.

Q2 2020 Highlights

Consolidated Financial Results

  Overall, Alexco reported net loss of $12.2 M or $0.10 per share for Q2 2020 compared to net loss of $1.5 M for Q2 2019. The net loss for Q2 2020 is primarily a result of a non-cash fair value loss of $11.6 M related to the embedded derivative associated with the Wheaton Precious Metals Corp. ("Wheaton") streaming agreement, as well as non-cash costs of $0.5 M related to share-based compensation and $0.4 M of depreciation expense.
  The Company's cash and cash equivalents at June 30, 2020 totaled $17.8 M compared to $6.8 M as at December 31, 2019, while net working capital totaled $24.4 M compared to $10.1 M at December 31, 2019. The Corporation's restricted cash and deposits at June 30, 2020 totaled $2.9 M compared to $2.8 M at December 31, 2019.
  On July 7, 2020, subsequent to quarter end, the Corporation completed an equity financing and issued 10,994,000 common shares at a price of $2.73 per share for aggregate gross proceeds of $30 M. In connection with this equity financing, the Corporation paid the Underwriters a cash commission equal to 4.5% of gross proceeds.

Mine Operations – Production Decision, Related Matters

  On June 24, 2020, in anticipation of receipt of the final water use license ("WUL") and final amended and restated Wheaton streaming agreement, Alexco announced that it is moving forward to finalize development of its mining operations at the Keno Hill Silver District ("Keno Hill" or the "District"). Initial concentrate production and silver sales are expected to occur in Q4 2020.
  On July 23, 2020, subsequent to quarter end, the Company received the final amended and renewed water use license ("WUL") for Keno Hill from the Yukon Water Board. The WUL authorizes Alexco to source and use water, as well as deposit designated waste streams into approved facilities in and around planned production centers at the Bellekeno, Flame & Moth and Bermingham mines, and the mill facility.
  On August 5, 2020, subsequent to quarter end, Alexco entered into an agreement with Wheaton to amend and restate its streaming agreement whereby the silver production payment made by Wheaton will continue to be based on 25% of the silver production but will be based on a new payment formula which is described in Note 20 of the Q2 2020 financial statements.
  In Q2 Elsa Reclamation and Development Company ("ERDC"), continued to advance reclamation and engineering activities related to the historic liabilities in the Keno Hill Silver District. During the quarter ERDC completed the environmental assessment for the Reclamation Plan. A final Evaluation Report by YESAB was issued in February 2020 and a final Decision Document was issued on July 20, 2020.

Interim Operations Update

COVID-19

With an increasing workforce and expanding capital development activity on site, Alexco's primary focus continues to be the health and safety of our employees, contractors and the communities in which we operate. Our COVID-19 management plan continues with strict prevention measures in place, consistent with the guidelines of the Yukon Government and health officials.

Keno Hill Development Update

On June 24, 2020 the Company announced that it is moving forward to finalize development of its mines at Keno Hill, with a goal of mill commissioning and silver concentrate production in Q4 2020. Generally the Company is making steady progress towards its production goal with mine site development activities, recruitment of key personnel, securing and delivery of mine equipment and advancing capital infrastructure projects at the mill and across the surface operations footprint including camp expansion and mine surface support facilities – all proceeding as scheduled.

Underground activities are currently focused on rehabilitation of the primary access ramp and services installation at the Bellekeno mine, which will be the first mine to deliver ore to the mill in Q4 2020. Initial underground work at Flame & Moth also began in August with minor rehabilitation followed by resumption of ramp development, and similar work will begin at Bermingham later in September. Related to the underground work, new equipment comprising two 3.5 yard Load, Haul, Dump loaders (LHD's), two 20 tonne haul trucks and two twin boom jumbos have arrived on site, and additional equipment will be delivered consistent with the underground development schedule.

Major mill modifications and improvements underway include the installation of a second ball mill (7' x 10'), a second tailings filter press, two new concentrate regrind mills for both the lead and zinc concentrate, an improved fine ore feed system, and a crusher ventilation system including a new building enclosure around the existing crusher. All major process equipment has been delivered to site and completion of key mill improvement projects is anticipated with mill commissioning in Q4 2020.

The current focus of surface construction activities is the completion of camp expansion facilities including two new bunkhouse units, an upgraded administration complex, employee dry and wash facilities and maintenance and support facilities. Similar to the mill modification and construction activity, surface construction projects will be complete in Q4 2020.

The Company continues to advance with recruitment and onboarding of the Keno Hill operations workforce. The senior management team at Keno Hill is in place and key supervisors, operators, miners and certified maintenance trades continue to be recruited, with a current count of 68 employees on board at Keno Hill. In addition, 18 contract personnel are providing services with the majority of the vendors having partnership or joint venture arrangements in place with the First Nation of Na-Cho Nyak Dun. Alexco's recruiting efforts continue to prioritize residents of the Yukon first along with British Columbia. To date, over 90% of Keno Hill employees are from the Yukon and British Columbia.

Finally, the Company's 2020 surface exploration program  commenced on July 17, 2020 and is expected to include a minimum of 4,200 meters ("m") of surface drilling focused on the Bermingham "deep target", where exploration drilling in 2019 successfully confirmed the presence of wide, high-grade mineralization at depth below the Bermingham high grade silver mineral resource. To date approximately 930 m of drilling is complete utilizing a single drill with a second drill to be added in the near future. Results from this drilling will be released when available.

Clynt Nauman, Alexco's Chairman and Chief Executive Officer, commented, "The second quarter of 2020 saw us finally receiving our draft (subsequently finalized) renewed and expanded Water Use License for Keno Hill, clearing the way for our positive production decision. Quickly following, we successfully completed a final equity financing, which now positions us with a short runway to production in a rapidly improving silver pricing environment. We look forward to delivering the first ore to the mill and concentrate sales in Q4 of this year. Frankly, with vastly improved silver prices there could be no better time, coincidence or not, to be putting Canada's only primary silver producing operation on-line. Finally, with production now clearly in sight we are standing at the threshold of a new chapter in Alexco's journey, focused even more acutely on generating enhanced value for our shareholders."

Financial Report

Full details of the financial and operating results for Q2 2020 are described in Alexco's interim condensed consolidated financial statements for the three and six month periods ended June 30, 2020 with accompanying notes and related management's discussion and analysis. These documents and additional information about Alexco, including its annual information form, are available on Alexco's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference Call for Q2 2020 Results

Alexco is holding an audio webcast conference call to discuss these results at 3:00 p.m. Eastern (Noon Pacific) on Thursday, August 13, 2020. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610

Dial from outside Canada or the US:	1-604-638-5340

Conference ID#:	Ask to join the Alexco conference call

Live audio webcast:	https://www.alexcoresource.com/

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at https://www.alexcoresource.com/

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and expects to start concentrate production and shipments in Q4 2020. As per Alexco's 2020 pre-feasibility study, Keno Hill is expected to produce an average of approximately 4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Total production over an 8-year mine life is estimated at 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's Mineral Resources through successful exploration.

Some statements ("forward-looking statements") in this news release contain forward-looking information plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation  activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2020/12/c6497.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer, Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: info@alexcoresource.com, www.alexcoresource.com

CO: Alexco Resource Corp.

CNW 18:18e 12-AUG-20